UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number: 001-37877

The Bank of N.T. Butterfield & Son Limited
(Translation of registrant’s name into English)

65 Front Street
Hamilton, HM 12
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Attached hereto (i) as Exhibit 99.1 is the earnings release and (ii) as Exhibit 99.2 is the earnings call presentation, both for The Bank of N.T. Butterfield & Son Limited for the three months ended December 31, 2017. Also attached hereto (iii) as Exhibit 99.3 is the news release announcing that The Bank of N.T. Butterfield & Son Limited has entered into an agreement to acquire Deutsche Bank's Banking and Custody Business in the Cayman Islands and Channel Islands.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2018	THE BANK OF N.T. BUTTERFIELD & SON LIMITED

	By:	/s/ Shaun Morris
	Name:	Shaun Morris
	Title:	General Counsel and Group Chief Legal Officer

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EXHIBIT INDEX

Exhibit	Description

99.1	Press release - Butterfield Announces Results for Fourth Quarter and Calendar Year 2017
99.2	Earnings call presentation - Fourth quarter 2017 results
99.3	Press release - Butterfield to Acquire Deutsche Bank's Banking and Custody Business in the Cayman Islands and Channel Islands

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